Exhibit 99.2

Opinion – Select Canadian In-Situ Oil Sands Properties

January 26, 2012

Nexen Inc.

801-7th Avenue S.W.

Calgary, AB

T2P 3P7

Attention: Reserves Review Committee of the Board of Directors of Nexen Inc.

Re:	McDaniel & Associates Consultants Ltd. - Opinion for Select Canadian In-Situ Oil Sands Properties owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, McDaniel & Associates Consultants Ltd. (McDaniel) has conducted an evaluation of Nexen Inc.’s (Nexen) proved and probable synthetic crude oil and bitumen reserves, as of December 31, 2011, for Nexen’s Long Lake, Kinosis and Hangingstone properties as shown in Table 1. Nexen has represented that these properties account for 32 percent of its total company proved reserves and 53 percent of its total company proved plus probable reserves on an equivalent barrel basis as of December 31, 2011, and that its reserves estimates have been prepared in accordance with the principles and definitions presented in National Instrument 51-101 – Standards of Oil and Gas Activities (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGE Handbook). We have reviewed information provided to us by Nexen that it represents to be to be its estimates of the reserves, as of December 31, 2011, for the same properties as those which we evaluated.

Our estimate was prepared using standard geological and engineering methods generally recognized by the petroleum industry, and the reserves principles, definitions

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6  Tel: (403) 262-5506  Fax: (403) 233-2744  www.mcdan.com and standards required by NI 51-101 and the COGE Handbook.  Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves and pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used was based on our professional judgment and experience.

Nexen Estimates

Nexen has represented that estimated proved and proved plus probable reserves attributable to the evaluated properties are as follows:

Nexen’s estimate of Reserves as of December 31, 2011

Select Canadian In-Situ Oil Sands Properties

Evaluated by McDaniel & Associates

	Synthetic Crude Oil	Bitumen	Oil Equivalent
Nexen Reserves	(millions of bbl)	(millions of bbl)	(millions of boe)
Working Interest Reserves (before royalties)
Proved	319	0	319
Proved plus Probable	551	661	1,212

Reserves Opinion

McDaniel has used all data, assumptions, procedures and methods that it considers necessary to prepare our report.

The reserves data relating to estimated proved and probable reserves contained in our report have, in all material respects, been prepared in accordance with the COGE Handbook and NI 51-101.

In comparing the detailed proved and proved plus probable reserves estimates prepared by us to those prepared by Nexen, we have found differences, both positive and negative. In our opinion, the proved and proved plus probable reserves for the reviewed properties as estimated by Nexen are, in aggregate, when compared to our estimates on the basis of equivalent barrels, reasonable because each was within 10 percent of our estimates.

The analyses of these properties, as reported herein, were conducted within the context of an audit of a distinct group of properties in aggregate as part of the total corporate level reserves. Extraction and use of these analyses outside of this context may not be appropriate without supplementary due diligence.

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Nexen. Our fees were not contingent on the results of our evaluation.  This letter report has been prepared at the request of Nexen.

If there are any questions, please contact the writer directly at (403) 218-1379.

Sincerely,
McDaniel & Associates Consultants Ltd.

/s/ P. A. Welch, P. Eng.
P. A. Welch, P. Eng.
President & Managing Director

CC:	Mr. David Richardson, P. Eng., Canadian Oil and Gas, Division Reserves Manager Mr. Brad Kopas, Deloitte & Touche LLP,

Table 1

Nexen Properties Evaluated by McDaniel & Associates
Select Canadian In-Situ Oil Sands Properties
December 31, 2011

	BUSINESS UNIT	FIELD NAME

1	OIL SANDS	LONG LAKE
2	OIL SANDS	KINOSIS
3	OIL SANDS	HANGINGSTONE